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                              Exhibit (18)
                              Unicom Corporation and Commonwealth Edison Company Form 10-K File Nos. 1-11375 and 1-1839

                         [Arthur Andersen Letterhead]

January 30, 1998


Commonwealth Edison Company
P.O. Box 767
Chicago, IL 60690-0767

Re:  Form 10-K Report for the Year Ended December 31, 1997

Ladies and Gentlemen:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent public accountants whenever there has been a change in accounting principle or practice.

During the fourth quarter of 1997, the Company changed its method of accounting from recording revenue when billed to its customers based on a monthly meter reading schedule to estimating and accruing the amount of revenues associated with service provided after billing through the end of the accounting period. According to management of the Company, this change was made to better match monthly revenues with service provided to customers.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reason stated for the change and our discussions with you, it is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

Very truly yours,



Arthur Andersen LLP